Exhibit 99.2

Planet Image International Limited Announces Closing of $5 Million Initial Public Offering

Xinyu, China, January 29, 2024 /PRNewswire/ -- Planet Image International Limited (“Planet Image” or the “Company”) (Nasdaq: YIBO), an export-oriented manufacturer and seller of compatible toner cartridges based in China, the U.S. and Europe, today announced the closing of its initial public offering of 1,250,000 Class A ordinary shares at a public offering price of US$4.00 per share. The Class A ordinary shares began trading on The Nasdaq Capital Market under the ticker symbol “YIBO” on January 25, 2024.

The Company received total gross proceeds of $5 million from the offering before deducting underwriting discounts and other related expenses payable by the Company. In addition, the Company has granted the underwriter a 45-day option to purchase up to an additional 187,500 Class A ordinary shares at the public offering price, less underwriting discounts.

The Company intends to use the net proceeds from the offering for: i) constructing a comprehensive, multi-layer production center; ii) research and development; iii) updating the software systems of the Company’s own websites; iv) setting up additional warehouses in overseas locations; and v) general corporate purposes.

The offering was conducted on a firm commitment basis. US Tiger Securities, Inc. acted as the sole book runner for the offering. Hunter Taubman Fischer & Li LLC acted as U.S. counsel to the Company. VCL Law LLP acted as U.S. counsel to the underwriter.

A registration statement on Form F-1, as amended (File No.333-263602) (the “Registration Statement”), relating to the offering, was filed with the U.S. Securities and Exchange Commission (“SEC”) by the Company and declared effective by the SEC on January 24, 2024. The offering is being made only by means of a prospectus, forming a part of the Registration Statement. A final prospectus relating to the offering has been filed with the SEC and is available on the SEC’s website at www.sec.gov. Electronic copies of the final prospectus related to the offering may be obtained from US Tiger Securities, Inc., by standard mail to US Tiger Securities, Inc., 437 Madison Avenue, 27th Floor, New York, New York 10022, or by telephone at +1 646-978-5188.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy the securities described herein, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Planet Image International Limited

Planet Image International Limited is an export-oriented manufacturer and seller of compatible toner cartridges based in China, the U.S. and Europe. It primarily develops and manufactures toner cartridges that are compatible with, and can be used in, a wide range of commonly available models of laser printers from different manufacturers, or compatible toner cartridges, on a white-label or third-party brand basis or under its self-owned brands. It also sells its branded products through online sales channels under three brands, TrueImage, CoolToner, and AZtech. Its mission is to deliver high-quality and cost-effective printing solutions to consumers around the world with its proprietary technology, research and development capabilities and its integrated and localized sales, logistics and service platform. More information, please visit http://www.yibomk.com/.

Forward-Looking Statements

This press release contains forward-looking statements. All statements other than statements of historical fact in this press release are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the SEC.

For more information, please contact:

Investor Relations:

Sherry Zheng

Weitian Group LLC

Phone: 718-213-7386

Email: shunyu.zheng@weitian-ir.com